News Release

NovaGold and Barrick Finalize Settlement Transactions

December 3, 2007 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX, AMEX: NG) and Barrick Gold Corporation (TSX, NYSE: ABX) today announced that the various transactions outlined in their joint press release of November 8, 2007 have been completed. All of the outstanding lawsuits between the companies and their respective affiliates are being dismissed, the Grace claims adjacent to Galore Creek have been transferred to the Galore Creek Mining Corporation (owned by a 50/50 partnership between NovaGold and Teck Cominco Limited) for a purchase price of C$54 million, and the restructuring of the Donlin Creek joint venture has been completed.

NovaGold and Barrick have formed a new limited liability company, jointly owned by NovaGold and Barrick on a 50/50 basis, that will oversee development of the Donlin Creek project. The Donlin Creek LLC will initially have a board of four directors, with two nominees selected by each company. All significant decisions related to Donlin Creek will require the approval of both NovaGold and Barrick. NovaGold and Barrick will each assign management and technical staff to support the project as it advances through the permitting process.

The Donlin Creek LLC is committed to continuing to work closely with the Calista Corporation and The Kuskokwim Corporation, two Native Alaskan Corporations, to develop a world-class deposit using sustainable development principles that brings significant economic opportunities to the region.

Located in southwestern Alaska, Donlin Creek is one of the world’s largest undeveloped gold deposits. Work in the first half of 2008 will focus on completing a series of optimizing studies for power, logistics, processing and production levels, and will integrate all data from the 2007 drilling program into a final feasibility study. Once the final feasibility study is completed, it is anticipated that the permitting process will be initiated in cooperation with Native Alaskan Corporations, local communities and Alaska State and US Federal regulators. Further exploration on the project will in part focus on resource expansion and fully testing newly identified targets adjacent to the main Acma and Lewis deposits. An update on the drill results received to date is anticipated before the end of the year and will form the basis for an updated resource estimate on the project in 2008.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and exploration results, development, construction and production timing and cost estimates, anticipated permitting results and timing and future plans, actions, objectives and achievements of NovaGold or Barrick, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s or Barrick’s expectations include fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the need for NovaGold to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financings; the need for cooperation of government agencies, First Nations groups and Native Alaskan Corporations in the exploration, permitting and development of the Donlin Creek property; the possibility of adverse developments in the financial markets generally; the possibility of delay in permitting, exploration, development or construction programs and uncertainties disclosed as to permit and approval requirements and meeting project milestones; the possibility that any permits or approvals granted may be challenged by third parties; and other risks and uncertainties disclosed, in the case of NovaGold, under the heading “Caution Regarding Forward-Looking Statements” and elsewhere in NovaGold’s Annual Information Form for the year ended November 30, 2006, filed with the Canadian securities regulatory authorities, in NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other information released by NovaGold and filed with the appropriate regulatory agencies, and, in the case of Barrick, in Barrick’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

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Contacts

NovaGold Resources Inc.	Barrick Gold Corporation
604-669-6227 or 1-866-669-6227

Greg Johnson	Media Contact:	Vincent Borg
VP, Corporate Communications & Strategic		Senior VP, Corporate Communications
Development		416-307-7477

Rhylin Bailie
Manager, Corporate & Investor Relations	Investor Contact:	Deni Nicoski
VP, Investor Relations
416-307-7410